UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HOLOGIC, INC.

(Name of Subject Company (Issuer) and Filing Person (Issuer))

2.00% Convertible Senior Notes due 2037

(Title of Class of Securities)

436440 AA9

(CUSIP Number of Class of Securities)

Glenn P. Muir

Executive Vice President, Finance and Administration, and Chief Financial Officer

Hologic, Inc.

35 Crosby Drive, Bedford, MA 01730

Tel: 781-999-7300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Philip J. Flink, Esquire

Brown Rudnick LLP

One Financial Center

Boston, MA 02111

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$409,050,000.00	$52,685.64
*	Calculated solely for purposes of determining the filing fee. The purchase price of the 2.00% Convertible Senior Notes due 2037 issued December 10, 2007 (the “Notes”), as described herein, is 100% of the original principal amount of the Notes plus any accrued but unpaid interest thereon. As of November 14, 2013, there was $405,000,000.00 aggregate principal amount of Notes outstanding and, as of the date of repurchase, there will be $4,050,000.00 of accrued and unpaid interest on the Notes, resulting in an aggregate maximum purchase price of $409,050,000.00.
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $128.80 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) is filed by Hologic, Inc., a Delaware corporation (the “Company”), with respect to the right of each holder (each a “Holder”) of the Company’s 2.00% Convertible Senior Notes due 2037 issued December 10, 2007 (the “Notes”) to require the Company to repurchase the Notes upon the terms and subject to the conditions set forth in the Indenture (as defined below), the Notes, and the Company’s Put Right Notice to Holders of 2.00% Convertible Senior Notes due 2037, dated November 14, 2013, filed as an exhibit to this Schedule TO (the “Put Right Notice”). The right of a Holder to require the Company to repurchase the Notes, as described in the Put Right Notice, as amended or supplemented from time to time, is referred to as the “Put Option.”

The Notes were issued under an Indenture, dated as of December 10, 2007 (the “Base Indenture”), by and between the Company, as issuer, and Wilmington Trust Company, as trustee (the “Trustee”), as supplemented by the First Supplemental Indenture, dated as of December 10, 2007 (the “Supplemental Indenture” and together with the Base Indenture, the “Indenture”), by and between the Company and the Trustee.

This Schedule TO is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended.

Items 1 through 9.

The Company is the issuer of the Notes and is obligated to repurchase all of the Notes if validly surrendered by the Holders under the terms and subject to the conditions set forth in the Indenture, the Notes, and the Put Right Notice. Under certain circumstances, the Notes are convertible into shares of common stock, par value $0.01 per share, of the Company, subject to the terms, conditions and adjustments specified in the Indenture, the Notes, and the Put Right Notice. The Company maintains its registered and principal executive offices at 35 Crosby Drive, Bedford, Massachusetts, 01730 and the telephone number there is (781) 999-7300. As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Right Notice is incorporated by reference into this Schedule TO.

Item 10. Financial Statements.

Pursuant to Instruction 2 to Item 10 of Schedule TO, the Company’s financial condition is not material to a Holder’s decision whether to put the Notes to the Company because (i) the consideration being offered to Holders surrendering Notes consists solely of cash, (ii) the Put Option is not subject to any financing conditions, (iii) the Put Option applies to all outstanding Notes and (iv) the Company is a public reporting company under Section 13(a) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR. The financial condition and results of operations of the Company and its subsidiaries are reported electronically on EDGAR on a consolidated basis.

Item 11. Additional Information.

Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Put Right Notice to Holders of 2.00% Convertible Senior Notes due 2037, dated November 14, 2013, including form of Optional Put Repurchase Notice.

(a)(1)(B)	IRS Form W-9.

(a)(5)	Press Release issued by the Company on November 14, 2013.

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 10, 2007, by and between the Company and the Trustee (incorporated by reference to

Exhibit No.	Description

Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 10, 2007).

(d)(2)	First Supplemental Indenture, dated as of December 10, 2007, by and between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on December 10, 2007).

(d)(3)	Notice of Redemption to Holders of 2.00% Convertible Senior Notes due 2037, dated November 14, 2013.

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HOLOGIC, INC.

By:	/s/ Glenn P. Muir
Name:	Glenn P. Muir
Title:	Executive Vice President, Finance and Administration, and Chief Financial Officer

Date:	November 14, 2013

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Put Right Notice to Holders of 2.00% Convertible Senior Notes due 2037, dated November 14, 2013, including form of Optional Put Repurchase Notice.

(a)(1)(B)	IRS Form W-9.

(a)(5)	Press Release issued by the Company on November 14, 2013.

(b)	Not applicable.

(d)(1)	Indenture, dated as of December 10, 2007, by and between the Company and the Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on December 10, 2007).

(d)(2)	First Supplemental Indenture, dated as of December 10, 2007, by and between the Company and the Trustee (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on December 10, 2007).

(d)(3)	Notice of Redemption to Holders of 2.00% Convertible Senior Notes due 2037, dated November 14, 2013.

(g)	Not applicable.

(h)	Not applicable.

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